SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2007

                  MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  [X]   Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-128225 and Form S-8 Registration Statements File Nos. 333-12014 and 333-123321.

                        MER Telemanagement Solutions Ltd.



6-K Item

1. Mer Telemanagement Solutions Ltd. Proxy Statement for Annual Meeting of Shareholders to be held on August 9, 2007.

2. Mer Telemanagement Solutions Ltd. Proxy Card for Annual Meeting of Shareholders to be held on August 9, 2007.

                                                                          ITEM 1

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                                22 Zarhin Street
                             Ra'anana 43662, Israel

                              ---------------------

              NOTICE OF 2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS

                              ---------------------


Dear Shareholders:

         We are pleased to invite you to the 2007 Annual General Meeting of Shareholders to be held on Thursday, August 9, 2007 at 10:30 a.m. (Israel time) at our offices at 22 Zarhin Street, Ra'anana, Israel, for the following purposes:

          1. To reelect four directors for terms expiring at our 2008 Annual General Meeting of Shareholders;

          2.   To elect two outside directors for three-year terms;

          3. To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2007, and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix such independent registered public accountants' compensation in accordance with the volume and nature of their services;

          4.   To  review  and  discuss   our   Directors'   Annual   Report  to
               Shareholders,   auditor's  report,  and  consolidated   financial
               statements for the year ended December 31, 2006; and

          5. To transact such other business that may properly come before the annual general meeting or any adjournment thereof.

         The Board of Directors recommends that you vote in favor of all of the items, which are described in the attached Proxy Statement.

         Shareholders of record at the close of business on July 2, 2007 are entitled to notice of and to vote at the Meeting. You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the annual general meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

                                            Sincerely,

                                            Chaim Mer
                                            Chairman of the Board of Directors

By Order of the Board of Directors
Shlomi Hagai, Corporate Secretary
July 2, 2007

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                                22 Zarhin Street
                             Ra'anana 43662, Israel

                              ---------------------

                                 PROXY STATEMENT

                              ---------------------

                   2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS

         This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Mer Telemanagement Solutions Ltd. to be voted at the 2007 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2007 Annual General Meeting of Shareholders. The Meeting will be held at 10:30 a.m. (Israel time) on Thursday, August 9, 2007, at our offices at 22 Zarhin Street, Ra'anana, Israel.

         This Proxy Statement, the attached Notice of 2007 Annual General Meeting and the enclosed proxy card, as well as our Directors' 2006 Annual Report to Shareholders and audited financial statements for the year ended December 31, 2006, are being mailed to shareholders on or before July 5, 2007.

Purpose of the Annual General Meeting

         At the Meeting, shareholders will be asked to vote upon the following matters: (i) reelection of four directors for terms expiring at our 2008 Annual General Meeting of Shareholders; (ii) election of two outside directors for three-year terms; and (iii) ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2007, and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix such independent registered public accountants' compensation in accordance with the volume and nature of their services. In addition, our Directors' Annual Report to Shareholders, auditor's report and consolidated financial statements for the year ended December 31, 2006 will be reviewed and discussed at the Meeting.

         We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment of the Board of Directors.

Proxy Procedure

         Only holders of record of our ordinary shares, par value of NIS 0.01 per share, as of the close of business on July 2, 2007, are entitled to notice of, and to vote in person or by proxy at, the Meeting.

         Shares eligible to be voted and for which a proxy card is properly signed and returned and actually received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR each proposition for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

         We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

         You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

Quorum and Voting

         As of July 2, 2007, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 5,773,845 ordinary shares. Each ordinary share entitles the holder to one vote.

         The presence of two shareholders, holding at least one third (1/3) of our issued share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

         We have received indications from our principal shareholders, Mr. Chaim Mer, Mrs. Dora Mer and Mr. Isaac Ben-Bassat, who together hold approximately 47.0% of our issued and outstanding ordinary shares, that they presently intend to vote for all of the nominees for director and in favor of all of the Items to be acted upon at the Meeting.


                            I. ELECTION OF DIRECTORS
                           (Item 1 on the Proxy Card)

         Our articles of association provide for a Board of Directors consisting of up to ten members or such other number as may be determined from time to time at a general meeting of shareholders. Our Board of Directors is currently composed of seven directors, including two outside directors appointed in accordance with the Israeli Companies Law (see Item II below). Our directors, other than our outside directors, are elected at each annual meeting of shareholders. All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office.

         At the Meeting, each of our current directors (other than our outside directors, see Item II below) will be standing for reelection as directors to hold office for one year until our 2008 Annual General Meeting of Shareholders and until their successors are elected and qualified, other than Mr. Alon Aginksy who will not be standing for reelection to serve as a director due to other commitments. To reduce costs, our board of directors has determined to not propose a director nominee for election by the shareholders instead of Alon Aginsky and to reduce the number of directors serving on our board of director to six, including the two outside directors within the meaning of the Israeli Companies Law.

         In general, NASDAQ Marketplace Rules require that a majority of our board of directors qualify as independent directors within the meaning of the NASDAQ Marketplace Rules and our audit committee must have at least three members and be comprised only of independent directors each of whom satisfies the respective "independence" requirements of the Securities and Exchange Commission and NASDAQ. Currently we follow such NASDAQ requirements. However, we have determined that following the Meeting, we will instead follow Israeli law and practice, which requires that we appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our board of directors (see below "Board of Directors and Committees -- Outside and Independent Directors -Outside Directors"). Following the Meeting, in accordance with the rules of the Securities and Exchange Commission and NASDAQ, we will continue to have the mandated three independent directors, as defined by the rules of the Securities and Exchange Commission and NASDAQ, on our audit committee.

         We do not follow the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors, and instead, we follow Israeli law and practice, in accordance with which our directors are recommended by our board of directors for election by our shareholders. Should any of the director nominees be unavailable for election, the proxies will be voted for a substitute nominee designated by our Board of Directors. None of the nominees are expected to be unavailable.

         Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to elect as directors each of the nominees named below.

         Set forth below is information about each nominee, including age, position(s) held with the company, principal occupation, business history and other directorships held.

     Name                          Age       Position with the Company
     ----                          ---       -------------------------

     Chaim Mer.................     59       Chairman of the Board of Directors
     Isaac Ben-Bassat..........     53       Director
     Steven J. Glusband........     60       Director
     Yaacov Goldman............     52       Director

Nominees For Election As Director For Terms Expiring In 2008

         Chaim Mer has served as Chairman of our Board of Directors and a director since our inception in December 1995. Mr. Mer has been the Chairman of the Board of Directors of C. Mer Industries Ltd., or C. Mer, a publicly traded company, since 1988 and served as its President and Chief Executive Officer from 1988 until January 2005. Mr. Mer holds a B.Sc. degree in Computer Sciences and Mathematics from the Technion - Israel Institute for Technology.

         Isaac Ben-Bassat has served as a director since our inception in December 1995. Mr. Ben-Bassat has been Executive Vice President and a director of C. Mer since 1988. Mr. Ben-Bassat holds a B.Sc. degree in Civil Engineering from the Technion - Israel Institute for Technology.

         Steven J. Glusband has served as a director since August 1, 1996. Mr. Glusband has been a partner with Carter Ledyard & Milburn LLP, our U.S. counsel, since March 1987. Mr. Glusband holds a B.B.A. degree from the City College of the City University of New York, J.D. degree from Fordham University School of Law and L.L.M. degree from the New York University School of Law.

         Yaacov Goldman has served as a director since May 2004 and is a member of our audit committee. Mr. Goldman provides consulting services to companies in strategic-financial areas, through his wholly owned company, Maanit-Goldman Management & Investments (2002) Ltd. Mr. Goldman serves as a director of Bank Leumi Le-Israel Ltd., Elron Electronic Industries Ltd, Golden House Ltd., Tagor Capital Ltd. and Renewable Resources Ltd. Mr. Goldman serves as the Professional Secretary of the Peer Review Institute of the Certified Public accountants Institute in Israel. From September 2000 until November 2001, Mr. Goldman served as Managing Director of Argoquest Holdings, LLC, a U.S.-based investment company focused on early stage high-technology companies. From November 1981 until August 2000, Mr. Goldman was associated with Kessleman & Kessleman, the Israeli member firm of PricewaterhouseCoopers, and was a Partner and Senior Partner at such firm from January 1991 through August 2000.
 Mr. Goldman is a Certified Public Accountant (Israel) since 1981 and holds a B.A. degree in Economics and Accounting from Tel Aviv University.

         The Board of Directors recommends a vote FOR the election of each nominee for director named above.

                        BOARD OF DIRECTORS AND COMMITTEES

Outside and Independent Directors

         Outside Directors. Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public are required to appoint at least two outside directors. The Israeli Companies Law provides that a person may not be appointed as an outside director if the person, or the person's relative, partner, employer or an entity under that person's control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company. The term "relative" means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above. The term affiliation includes:

          o    an employment relationship;

          o a business or professional relationship maintained on a regular basis;

          o    control; and

          o service as an officer holder, excluding service as an outside director of a company that is offering its shares to the public for the first time.

         In addition, no person may serve as an outside director if the person's position or other activities create, or may create, a conflict of interest with the person's responsibilities as director or may otherwise interfere with the person's ability to serve as director. If, at the time an outside director is appointed all members of the board of directors are of the same gender, then that outside director must be of the other gender. A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

         As of 2006, at least one of the outside directors elected must have "accounting and financial expertise" and any other outside director must have "accounting and financial expertise" or "professional qualification," as such terms are defined by regulations promulgated under the Israeli Companies Law. This requirement does not apply to outside directors appointed prior to 2006.

         Outside directors are elected by shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who voted on the matter. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company.

         In general, outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

         Any committee of the board of directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

         Independent Directors. In general, NASDAQ Marketplace Rules require that a majority of our board of directors qualify as independent directors within the meaning of the NASDAQ Marketplace Rules and our audit committee must have at least three members and be comprised only of independent directors each of whom satisfies the respective "independence" requirements of the Securities and Exchange Commission and NASDAQ.

         Our Board of Directors has determined that Dr. Yehoshua Gleitman and Dr. Orna Berry both qualify as independent directors under the rules of the Securities and Exchange Commission and NASDAQ and as outside directors under the requirements of the Israeli Companies Law. Our Board of Directors has further determined that Messrs. Alon Aginsky and Yaacov Goldman both qualify as independent directors under the requirements of the Securities and Exchange Commission and NASDAQ. Subject to the election of Mr. Eytan Barak as an outside director (see Item II below), the Board of Directors has determined that he will qualify as an independent director under the rules of the Securities and Exchange Commission and NASDAQ and as an outside director under the requirements of the Israeli Companies Law.

Audit Committee

         Our audit committee, which was established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants' qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects, and such other duties as may be directed by our board of directors.

         The responsibilities of the audit committee also include approving related-party transactions as required by law. Under Israeli law an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

         Our audit committee consists of three members of our Board of Directors who satisfy the respective "independence" requirements of the Securities and Exchange Commission, NASDAQ and Israeli Law for audit committee members. Our audit committee is currently composed of Dr.Yehoshua Gleitman, Dr. Orna Berry and Mr.Yaacov Goldman. Our Board of Directors has determined that Mr. Goldman qualifies as a financial expert. The audit committee meets at least once each quarter.

Internal Audit

         Under the Israeli Companies Law, the board of directors of a public company must appoint an internal auditor nominated by the audit committee. A person who does not satisfy the Israeli Companies Law's independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business practice. Mr. Shaul Sofer, Certified Public Accountant (Israel), serves as our internal auditor.

Shareholder Communications with the Board of Directors

         Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or specified individual directors to:

         Corporate Secretary
         Mer Telemanagement Solutions Ltd.
         22 Zarhin Street
         Ra'anana 43662, Israel

         Our Corporate Secretary will deliver any shareholder communications to the specified individual director, if so addressed, or to one of our directors who can address the matter.

Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth certain information as of July 2, 2007 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 10% of our ordinary shares, (ii) each director and nominee for director and (iii) all directors and executive officers as a group:

                                                     Number of                 Percentage of
                                                  Ordinary Shares               Outstanding
Name                                           Beneficially Owned (1)       Ordinary Shares (2)
----                                           ----------------------       -------------------
Chaim Mer.....................................       2,023,954 (3)               35.05%
Alon Aginsky..................................          16,918                       *
Isaac Ben-Bassat..............................         689,214 (4)               11.94%
Dr. Orna Berry................................              --                      --
Dr. Yehoshua Gleitman.........................              --                      --
Steven J. Glusband............................          11,000 (5)                   *
Yaacov Goldman ...............................              --                      --
All directors and executive officers
as a group (13 persons).......................       3,008,686 (6)               49.83%

-----------
*  Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 5,773,845 ordinary shares (excluding 10,800 ordinary shares held in treasury) issued and outstanding as of July 2, 2007.

(3) Mr. Chaim Mer and his wife, Mrs. Dora Mer, are the holders of 267,821 ordinary shares, and are the beneficial owners of 1,744,453 ordinary shares through their controlling interest in Mer Ofekim Ltd., 11,539 ordinary shares through their controlling interest in Mer Services Ltd., 95 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd. and 46 ordinary shares through their controlling interest in C. Mer Industries Ltd.

(4) Includes 630,045 ordinary shares held by Ron Dan Investments Ltd., a corporation controlled by Mr. Ben-Bassat.

(5) Includes 10,000 ordinary shares subject to currently exercisable stock options.

(6) Includes 263,600 ordinary shares subject to currently exercisable stock options and warrants.

Executive Compensation

         The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2006.

                                              Salaries, fees,       Pension,
                                              commissions and    retirement and
                                                  bonuses       similar benefits
                                              ---------------   ----------------
  All directors and executive officers
  as a group (14 persons).............          $1,081,573           $162,803


         All our executive officers work full time for us. Mr. Chaim Mer, the Chairman of our Board of Directors, devotes approximately 20% of his time to the management of our company in consideration of which we pay him a monthly salary of $7,000 per month (as approved by our Audit Committee and Board of Directors on November 8, 1999). We provide automobiles to our executive officers at our expense.

         During the year ended December 31, 2006, we paid to each of our directors an annual fee of approximately $8,400 and a per meeting attendance fee of $300, except for Mr. Yaacov Goldman, an independent director and our financial expert, to whom we paid an annual fee of approximately $16,800 and a per meeting attendance fee of $400.

         As of December 31, 2006, our directors and executive officers as a group, consisting of 14 persons, held options to purchase an aggregate 238,625 ordinary shares, having exercise prices ranging from $1.844 to $3.87. The options vest over a four-year period. Of such options, options to purchase 228,625 ordinary shares were granted under our 2003 Israeli Share Option Plan (of which, options to purchase 205,000 ordinary shares will expire in December 2008, options to purchase 7,500 ordinary shares will expire in August 2009, options to purchase 2,500 ordinary shares will expire in May 2010, options to purchase 7,500 ordinary shares will expire in September 2010, options to purchase 2,500 ordinary shares will expire in November 2010 and options to purchase 3,625 ordinary shares will expire on March 2011) and options to purchase 10,000 ordinary shares were granted under our 1996 Stock Option Plan (all of which will expire in December 2008).

Stock Option Plans

1996 Stock Option Plan

         Under our 1996 Stock Option Plan, as amended, or the 1996 Plan, options to purchase up to 400,000 ordinary shares were issuable under options granted to our employees, management, officers and directors or those of our subsidiaries. Any options which are canceled or forfeited within the option period became available for future grants. The 1996 Plan terminated on May 31, 2006.

         The 1996 Plan provides that it is administered by the Board of Directors or an Option Committee which may be appointed by the Board of Directors, which has the authority, subject to applicable law, to determine the persons to whom options will be granted, the number of ordinary shares to be covered by each option the time or times at which options will be granted or exercised, and the terms and conditions of the options. The exercise price of options granted under the 1996 Plan may not be less than 100% of the fair market value of our ordinary shares on the date of the grant of incentive stock options and 75% in the case of options not designated as incentive stock options. Fair market value is the mean between the highest and lowest quoted selling prices on the date of grant of our shares traded on NASDAQ or a stock exchange on which such shares are principally traded.

         Options granted under the 1996 Plan are generally exercisable under such circumstances as the Board or Option Committee determines. Such options are not transferable by an optionee other than by will or by laws of descent and distribution, and during an option holder's lifetime are exercisable only by such option holder or by his or her legal representative. Options granted under the 1996 Plan terminate at such time and under such circumstances as the Board or Option Committee determines.

         During 2006, options to purchase 15,000 ordinary shares were granted under our 1996 Plan, with an average exercise price of $3.45, and no options were exercised into ordinary shares. At December 31, 2006, options to purchase 62,400 ordinary shares were outstanding under the 1996 Plan, exercisable at an average exercise price of $3.44 per share.

1996 Section 102 Stock Option Plan

         In 1996, we adopted a Section 102 Stock Option Plan, as amended, or the 1996 102 Plan, providing for the grant of options to our Israeli employees, management, officers and directors or those of our subsidiaries. The 1996 102 Plan was adopted pursuant to Section 102 of the Israeli Income Tax Ordinance [New Version] - 1961, or Section 102, and provided recipients with tax advantages under the Israeli Income Tax Ordinance. As of January 1, 2003,
Section 102 was amended, pursuant to which certain new tax advantages are afforded with respect to option grants to employees and directors. In order to enable employees and directors to benefit from such tax advantages with respect to future grants of options and issuance of shares upon exercise thereof, such grants have to be performed under a share option plan that is adjusted to the amended Section 102, and therefore we adopted our 2003 Israeli Share Option Plan. Upon the adoption of our 2003 Israeli Share Option Plan, we did not intend to grant any more options under the 1996 102 Plan and the ordinary shares that remained available for grant under the 1996 102 Plan were rolled-over into our 2003 Israeli Share Option Plan for issuance thereunder. The 1996 102 Plan terminated on May 31, 2006.

         Options granted under our 1996 102 Plan are exercisable under such circumstances as the Board of Directors or Option Committee determined. Options granted under the this plan are not transferable by an optionee other than by will or by laws of descent and distribution, and during an option holder's lifetime will be exercisable only by such option holder or by his or her legal representative.

         During 2006, no options were granted under the 1996 102 Plan and options to purchase 30,000 ordinary shares were exercised. At December 31, 2006, no options were outstanding under the 1996 102 Plan.

2003 Israeli Share Option Plan

         Under our 2003 Israeli Share Option Plan, or the 2003 Plan, options to purchase up to 893,915 ordinary shares may be granted to directors, employees, consultants, advisors, service providers, controlling shareholders and other persons not employed by us or by our affiliates. Any options which are canceled or forfeited within the option period will become available for future grants. The 2003 Plan will terminate in 2013, unless earlier terminated by the Board of Directors.

         Options to Israeli employees, directors and officers, other than controlling shareholders (as such term is defined in the Israeli Income Tax Ordinance), under the 2003 Plan may only be granted under Section 102. Under amended Section 102, options granted pursuant to Section 102 may be designated as "Approved 102 Options" or "Unapproved 102 Options." An Approved 102 Option may either be classified as a capital gains option or an ordinary income option. We elected to initially grant our options pursuant to Section 102 as capitals gain options. Such election is effective as of the first date of grant of such capital gains options under the 2003 Plan and shall remain in effect at least until the lapse of one year following the end of the tax year during which we first granted capital gains options. All Approved 102 Options (or the ordinary shares issued upon exercise thereof) must be held in trust by a trustee for the requisite holding period under Section 102 in order to benefit from the certain tax advantages. We may also grant Unapproved 102 Options, which do not have any tax benefit and are not held by a trustee. Options granted under Section 102 are taxed on the date of sale of the exercised ordinary shares and/or the date of the release of the options or such exercised ordinary shares from the trust.

         The 2003 Plan is administered by the Board of Directors or a committee of the Board of Directors, if appointed, which has the authority, subject to applicable law, to determine, the persons to whom options will be granted, the terms and conditions of the respective options, including the time and the extent to which the options may be exercised, may designate the type of options, make an election as to the type of Approved 102 Option. The exercise price of options granted under the 2003 Plan will be based on the fair market value of our ordinary shares and are determined by the Board of Directors or the committee at the time of the grant.

         Options granted under the 2003 Plan are not assignable or transferable by an optionee, other than by will or by laws of descent and distribution, and during the lifetime of an optionee may be exercised only by the optionee or by the optionee's legal representative. Such options may be exercised as long as the optionee is employed by, or providing services to us or any of our affiliates, to the extent the options have vested.

         During 2006, options to purchase an aggregate of 45,000 ordinary shares were granted under the 2003 Plan at an average exercise price of $3.33 per share and options to purchase 10,341 ordinary shares were exercised. At December 31, 2006, options to purchase 608,000 ordinary shares were outstanding under the 2003 Plan, exercisable at an average exercise price of $2.66 per share.

2006 Stock Option Plan

         In June 2006, we adopted our 2006 Stock Option Plan, or the 2006 Plan, under which up to 400,000 ordinary shares may be issued (subject to standard adjustments) to employees, officers and non-employee directors of ours and our affiliates. Ordinary shares as to which an option granted under the 2006 Plan has not been exercised at the time of its expiration, cancellation or forfeiture may again be subject to new awards under the 2006 Plan. The total number of ordinary shares with respect to which options may be granted to any eligible employee during any period of 12 consecutive months may not exceed 100,000 ordinary shares (subject to adjustment as provided in the 2006 Plan).

         The 2006 Plan will be administered by our Board of Directors or to the extent permitted by Israeli law, a Compensation Committee of our Board of directors, if established by our Board of Directors at its discretion. All references below to the "Committee" refers to the Board of Directors or compensation committee established by our Board of Directors, as applicable. The Committee will have the authority, in its discretion, to establish from time to time guidelines or regulations for the administration of the 2006 Plan, to interpret the 2006 Plan, and to make all determinations it considers necessary or advisable for the administration of the 2006 Plan, in addition to the other responsibilities and powers assigned to the Committee in the 2006 Plan. All decisions, actions or interpretations of the Committee under the 2006 Plan will be final, conclusive and binding upon all parties.

         Each option granted under the 2006 Plan will be either an option intended to be treated as an "incentive stock option," within the meaning of
Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, or an option that will be treated as a "non-qualified stock option." No incentive stock may be granted to any individual who is not an eligible employee of our company or a "subsidiary" within the meaning of the Code. No incentive stock option may be granted to an employee if, as of the date of grant of such option, such employee owns stock possessing more than ten percent of the total combined voting power of all classes of stock of our company or any affiliated company, a "10% Holder," unless (a) the exercise price per share under such option is at least 110% of the fair market value of an ordinary share determined as of the date of grant of such option, and (b) such option is not exercisable after the expiration of five years from the date of grant of such option. No incentive stock option may be granted under the 2006 Plan after the ten year anniversary of its adoption.

         In no event may the term of any option exceed ten years from the date of grant of the option. However, in no event may the term of any option granted to a 10% Holder exceed five years from the date of grant of the option. No option may be exercised after its expiration.

         Each option granted under the 2006 Plan will become exercisable, in whole or in part, at such time or times during its term as the instrument evidencing the grant of such option may specify.

         The price at which ordinary shares may be purchased upon any exercise of an option granted under the 2006 Plan will be the price per share determined by the Committee, and specified in the instrument evidencing the grant of such option, but in no event may the exercise price per share be less than (i) the fair market value of an ordinary share determined as of the date of grant of the option, or (ii), if greater, the par value of an ordinary share. However, with respect to an option granted to a 10% Holder, in no event may the exercise price per share be less than 110% of the fair market value of our ordinary shares determined as of the date of grant of such option.

         Options granted under the 2006 Plan will be nontransferable, other than by will or the laws of descent and distribution, and may be exercised during the grantee's lifetime only by the grantee. However, if the instrument evidencing the grant of an option other than an incentive stock option so provides, the grantee may transfer his or her rights with respect to such option or any portion thereof, without consideration, to any "family member," as such term is defined in the 2006 Plan.

         The terms and conditions of an option grant may not be waived or amended without the consent of the grantee if it would adversely affect, to any material extent, any of the rights or obligations of the grantee with respect to such grant, or in the case of any option that was intended to constitute an incentive stock option, if such waiver or amendment would cause such option to fail to be treated as an incentive stock option.

         Our Board of Directors may, with prospective or retroactive effect, amend, suspend or terminate the 2006 Plan or any portion of the 2006 Plan at any time. However, no amendment, suspension or termination of the 2006 Plan may adversely affect the rights of any grantee with respect to any options previously granted to the grantee without his or her written consent. Also, no amendment which constitutes a "material revision" of the 2006 Plan, as the term material revision is defined in the applicable rules of the National Association of Securities Dealers, may be effective unless approved by our shareholders in the manner required by such rules and by applicable law.

         During 2006, no options were granted under the 2006 Plan, and no options were outstanding under the 2006 Plan.

Warrants

         On August 3, 2005, we issued a warrant to purchase 37,000 ordinary shares to Mr. Avraham Ziv in connection with financial services that he provided to our company. The warrant has an exercise price of $4.00 per share, subject to anti-dilution adjustments, and is exercisable from February 3, 2006 until August 3, 2009. Mr. Ziv has provided financial services to us from to time during the last five years.

         In connection with our August 2005 private placement to institutional and private investors, we issued to the investors warrants to purchase an aggregate 375,000 ordinary shares at an exercise price of $4.00 per share (subject to anti-dilution adjustments), exercisable from February 10, 2006 until August 10, 2009.

Certain Transactions

         Ms. Dora Mer, the wife of Chaim Mer, provides legal services to us and receives a monthly retainer of $5,000. The conditions of retaining the services of Ms. Mer were approved by our Board of Directors and Audit Committee.

         Our subsidiaries, MTS Asia Ltd. and MTS IntegraTRAK, entered into an agreement with C. Mer pursuant to which they distribute and support certain of
C. Mer's products and provide certain services on behalf of C. Mer. Generally,
C. Mer compensates MTS Asia Ltd. for these activities at cost plus 10% and compensates MTS IntegraTRAK at cost plus 5%. C. Mer is a publicly traded company controlled by Mr. Chaim Mer, and Mr. Mer has been the Chairman of its Board of Directors since 1988 and served as its President and Chief Executive Officer from 1988 until January 2005.

         Presently, the only service provided to us by C. Mer is our participation in its umbrella liability insurance coverage. We believe that the terms under which C. Mer provides such participation to us is on a basis no less favorable than could be obtained from an unaffiliated third party.

         On August 10, 2005, we entered into definitive agreements with institutional and private investors, including our President, Mr. Eytan Bar, for a private placement of ordinary shares and warrants to purchase ordinary shares that raised $2.8 million. Pursuant to the agreements, the investors, other than our President, Mr. Eytan Bar, paid $3.00 per share for the aggregate 937,500 ordinary shares issued in the private placement. Mr. Bar purchased 14,000 shares at $3.88 per share, the closing price of our ordinary shares on the day prior to the closing of the private placement. The private placement also involved the acquisition by the investors of warrants to purchase an aggregate 375,000 additional ordinary shares at an exercise price of $4.00 per share (subject to anti-dilution adjustments), exercisable from February 10, 2006 until August 10, 2009. Each investor, including Mr. Eytan Bar, received warrants to purchase two ordinary shares for each five ordinary shares purchased.

         Mr. Chaim Mer, the Chairman of our Board of Directors, devotes approximately 20% of his time to the management of our company in consideration of which we pay him a monthly salary of $7,000 per month (as approved by our Audit Committee and Board of Directors on November 8, 1999). Mr. Isaac Ben-Bassat, a director and one of our major shareholders, receives an annual fee of approximately $8,400 and a per meeting attendance fee of $300 in connection with his service as a director of our company. See above "Executive Compensation."


                        II. ELECTION OF OUTSIDE DIRECTORS
                       (Items 2A and 2B on the Proxy Card)

         Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public are required to appoint at least two outside directors. The Israeli Companies Law provides that a person may not be appointed as an outside director if the person, or the person's relative, partner, employer or an entity under that person's control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company. The term "relative" means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above. The term affiliation includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (excluding service as an outside director of a company that is offering its shares to the public for the first time).

         In addition, no person may serve as an outside director if the person's position or other activities create, or may create, a conflict of interest with the person's responsibilities as director or may otherwise interfere with the person's ability to serve as director. If, at the time an outside director is appointed all members of the board of directors are of the same gender, then that outside director must be of the other gender. A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

         As of 2006, at least one of the outside directors elected must have "accounting and financial expertise" and any other outside director must have "accounting and financial expertise" or "professional qualification," as such terms are defined by regulations promulgated under the Israeli Companies Law. This requirement does not apply to outside directors appointed prior to 2006.

         Any committee of the board of directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

         Outside directors are elected by shareholders by a special majority. In general, outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

         Dr. Yehoshua Gleitman was reelected to serve as an outside director of our company at our 2004 annual general meeting of shareholders for a second three-year term expiring at our 2007 annual general meeting of shareholders, following which the service of Dr. Gleitman as an outside director may not be extended. Dr. Orna Berry was elected to serve as an outside director of our company at an extraordinary general meeting of shareholders held in January 2005 for an initial three-year term expiring January 28, 2008, following which the service of Dr. Berry as an outside director may be renewed for only one additional three-year term.

         At the Meeting, shareholders will be asked to reelect Dr. Orna Berry as an outside director of our company for a second three-year term effective as of the expiration of her initial three-year term on January 28, 2008 and expiring three years thereafter on January 28, 2011 or until her successor is elected and qualified. At the Meeting, shareholders will also be asked to elect Mr. Eytan Barak as an outside director of our company for an initial three-year term expiring at our 2010 annual general meeting of shareholders or until his successor is elected and qualified.

         Our Board of Directors has determined that Dr. Orna Berry and Eytan Barak each qualifies as an outside director within the meaning of the Israeli Companies Law. Our Board of Directors has further determined that Mr. Eytan Barak has accounting and financial expertise and that Dr. Orna Berry has professional qualification, as such terms are defined by regulations promulgated under the Israeli Companies Law.

         Set forth below is information about each of the nominees for outside director, including principal occupation, business history and any other directorships held.

         Dr. Orna Berry (57) has served as an outside director since January 2005 and is a member of our audit committee. Dr. Berry is a Venture Partner in Gemini Israel Funds Ltd. and since 2000 has served as Chairperson of Lambda Crossing, Ltd. and Riverhead Networks, Inc., which was sold to Cisco in March 2004. Dr. Berry served as the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel from 1997 to 2000 and Co-President of Ornet Data Communications Technologies Ltd., a provider of high-speed switches, which was acquired by Siemens AG, from 1993 to 1997. From 1992 to 1993, Dr. Berry served as a consultant to Intel Communications Division and Elbit Systems, Ltd. Dr. Berry holds a B.A. degree in statistics and mathematics from Haifa University, M.A. degree in statistics and mathematics from Tel Aviv University and Ph.D. in computer science from the University of Southern California.

         Mr. Eytan Barak (63) is joint owner and chief executive officer of Dovrat - Barak, Investments in Advanced Technologies Ltd., a company which provides financial resources and management assistance to start-up companies. Mr Barak also serves as a member of the board of directors, audit committee and investment committee of various Israeli companies, including ICTS International N.V. traded on the OTC Bulletin Board (OTCBB: ICTS). From 1973 to 1997, Mr. Barak was with the Israel Corporation Ltd., initially serving as its corporate controller and thereafter as its chief financial officer, and also served as chairman or member of the board of directors of some of its subsidiaries. From 1967 until 1973, Mr. Barak was associated with Kesselman & Kesselman, the Israeli member firm of PricewaterhouseCoopers International Limited. Mr. Barak is a Certified Public Accountant (Israel) since 1971 and holds a B.A. degree in accounting from Tel Aviv University.

         The election of each of the nominees for outside director requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either (i) the shares voting in favor of such resolution include at least one-third of the shares of non-controlling shareholders who vote on the matter (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-controlling shareholders who vote against such proposal do not represent more than 1% of the voting rights in our company.

         We are not aware of any reason why either of the nominees, if elected, would be unable or unwilling to serve as an outside director. In the event that either of the named nominees for outside director would be unable to serve, the proxies will be voted for the election of such other person or persons as shall be nominated by our Board of Directors.

         The Board of Directors recommends a vote FOR the election of each of the nominees for outside director.


          III. RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT
                         REGISTERED PUBLIC ACCOUNTANTS
                           (Item 3 on the Proxy Card)

         Our Board of Directors first appointed Kost Forer Gabbay & Kasierer, registered public accountants, a Member of Ernst & Young Global, as our independent public accountants in 1996 and has reappointed the firm as our independent public accountants since such time.

         At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accountants for the fiscal year ending December 31, 2007, pursuant to the recommendation of our Audit Committee and Board of Directors. As a result of Kost Forer Gabbay & Kasierer's familiarity with our operations and reputation in the auditing field, our Audit Committee and Board of Directors believe that the firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

         At the Meeting, shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the compensation of our independent registered public accountants in accordance with the volume and nature of their services. With respect to fiscal year 2006, we paid Kost Forer Gabbay & Kasierer approximately $83,173 for audit services, approximately $8,601 for audit-related services and approximately $20,528 for tax-related services.

         It is therefore proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent registered public accountants of Mer Telemanagement Solutions Ltd. to conduct the annual audit of its financial statements for the year ending December 31, 2007, be and hereby is ratified and approved, and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee the authority to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services."

         If the appointment of Kost Forer Gabbay & Kasierer is not approved by our shareholders, or if Kost Forer Gabbay & Kasierer ceases to act as our independent registered public accountants, or if the Audit Committee removes Kost Forer Gabbay & Kasierer as our independent registered public accountants, the Audit Committee will recommend another independent registered public accounting firm.

         The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

         The Board of Directors recommends a vote FOR the foregoing resolution.


        IV. REVIEW AND DISCUSSION OF DIRECTORS' REPORT, AUDITOR'S REPORT,
                     AND CONSOLIDATED FINANCIAL STATEMENTS

         At the Meeting, our Directors' Annual Report to Shareholders, auditor's report and the audited consolidated financial statements for the year ended December 31, 2006 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This Item will not involve a vote of the shareholders.

                                V. OTHER MATTERS

         The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.

         A COPY OF THE COMPANY'S 2006 ANNUAL REPORT ON FORM 20-F AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS AVAILABLE WITHOUT CHARGE TO THOSE SHAREHOLDERS WHO WOULD LIKE MORE DETAILED INFORMATION CONCERNING THE COMPANY. TO OBTAIN A COPY, PLEASE WRITE TO: MR. SHLOMI HAGAI, MER TELEMANAGEMENT SOLUTIONS LTD., 22 ZARHIN STREET, RA'ANANA 43662, ISRAEL.



                                            By Order of the Board of Directors,

                                            Shlomi Hagai
                                            Corporate Secretary




Dated: July 2, 2007

                                                                          ITEM 2

                        MER TELEMANAGEMENT SOLUTIONS LTD.

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

         The undersigned hereby appoint(s) Eytan Bar and Shlomi Hagai, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.01 per share, of MER Telemanagement Solutions Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on August 9, 2007 at 10:30 a.m. at the principal offices of the Company, 22 Zarhin Street, Ra'anana 43662, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):






                (Continued and to be signed on the reverse side)

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                        MER TELEMANAGEMENT SOLUTIONS LTD.

                                 August 9, 2007

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS,
                       OUTSIDE DIRECTORS AND PROPOSAL 3.
         PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
          PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
--------------------------------------------------------------------------------

1. The election of four directors for terms expiring at the Company's 2008 Annual General Meeting of Shareholders.

[ ] FOR ALL NOMINEES                             NOMINEES:
                                                 ( )     CHAIM MER
[ ] WITHHOLD AUTHORITY FOR ALL NOMINEES          ( )     ISAAC BEN-BASSAT
                                                 ( )     STEVEN J. GLUSBAND
[ ] FOR ALL EXCEPT                               ( )     YAACOV GOLDMAN
      (See instructions below)



INSTRUCTION:       To withhold authority to vote for any individual nominee(s),
------------       mark "FOR ALL EXCEPT" and fill in the circle next to each
                   nominee you wish to withhold, as shown here: (X)


2a.  To elect Dr. Orna Berry as an outside director.

           [ ] FOR         [ ] AGAINST      [ ] ABSTAIN

2b.  To elect Eytan Barak as an outside director.

           [ ] FOR         [ ] AGAINST      [ ] ABSTAIN

3. To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2007, and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix such independent registered public accountants' compensation in accordance with the volume and nature of their services.

           [ ] FOR         [ ] AGAINST      [ ] ABSTAIN

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR (i) THE ELECTION OF THE NOMINEES FOR DIRECTOR AND OUTSIDE DIRECTOR AND (ii) PROPOSAL 3.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [ ]


Signature of Shareholder [           ] Date [     ]
Signature of Shareholder [           ] Date [     ]

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                   (Registrant)



                                            By: /s/Eytan Bar
                                                ------------
                                                Eytan Bar
                                                President and
                                                Chief Executive Officer



Date: July 10, 2007